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                               March 27, 2023

       Wenxian Fan
       Chief Executive Officer
       Pony Group Inc.
       Engineer Experiment Building, A202
       7 Gaoxin South Avenue, Nanshan District
       Shenzhen, Guangdong Province
       People   s Republic of China

                                                        Re: Pony Group, Inc.
                                                            Amendment No. 2 to
Form 10-K for Fiscal Year Ended December 31, 2021
                                                            Filed February 3,
2022
                                                            File No. 333-234358

       Dear Wenxian Fan:

              We have reviewed your February 2, 2023 response to our comment letter and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Our reference to the prior comment is to the comment in our January 19, 2023 letter.

       Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2021

       Regulatory Permissions and Developments, page 3

   1. We note your response to comment 3, including your conclusions on pages 3, 24 and 29 that neither you nor
your subsidiaries are required to obtain any permissions or
                                                        approvals from the PRC
and Hong Kong governments. Please further revise your
                                                        disclosure to state
whether you relied on an opinion of counsel in coming to these conclusions and, if so,
name counsel. If you did not rely on an opinion of counsel with respect to your
conclusions that you and your subsidiaries are not required to obtain any permissions or
approvals to operate your business or offer securities, state that that is the case and explain why
such an opinion was not obtained; further, discuss how you came to such conclusions, why
that is the case, and the basis on which you made such
                                                        determinations.
 Wenxian Fan
Pony Group Inc.
March 27, 2023
Page 2




      Please contact Rucha Pandit at (202) 551-6022 or Lilyanna Peyser at (202) 511-
3222 with any questions.



                                                         Sincerely,
FirstName LastNameWenxian Fan
                                                         Division of
Corporation Finance
Comapany NamePony Group Inc.
                                                         Office of Trade &
Services
March 27, 2023 Page 2
cc:       Richard I. Anslow
FirstName LastName